UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-5546

         DIVISION OF
CORPORATION FINANCE

Mail Stop 5546
								December 6, 2005

Via US Mail and Facsimile

Patrick Ryan
Chairman and CEO
Aon Corporation
200 E. Randolph Street
Chicago, IL  60601

      Re:	Aon Corporation
      Form 10-K for the Fiscal Year Ended December 31, 2004
		Filed June 2, 2005
      File No. 001-07933

Dear Mr. Ryan:

      We have reviewed your response letter dated November 15,
2005
and have the following comment. At this juncture, we are asking you to provide us with supplemental information, so that we may better understand your disclosure. Please be as detailed as necessary in your response.

      We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note your response to prior comment two from our letter dated
October 18, 2005.   Please provide a summary of the Compliance
Department`s report as soon as practicable following its completion.
Address for us the materiality of your subsidiaries` activities relating to Iran, and whether those activities constitute a material investment risk to your security holders, in light of the impact your status as a company whose subsidiaries do business in and/or with a
U.S.-designated terrorist-sponsoring state may have upon your reputation and share value. Provide us with both your conclusion and your underlying analysis. In your response, please discuss investor concern regarding investment in companies that do business with such states, as evidenced by the Arizona and Louisiana legislation referenced in our October 18 letter.

      Please understand that we may have additional comments after reviewing your response to our comment. Please file your response letter on EDGAR.

      Please contact James Lopez at (202) 551-3536 if you have any questions about the comments or our review. You may also contact me at (202) 551-3470.

								Sincerely,


								Cecilia D. Blye, Chief
								Office of Global Security
Risk

cc: 	Jeff Riedler
		Assistant Director
		Division of Corporation Finance
Mr. Patrick Ryan
Aon Corporation
December 6, 2005
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